UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina

(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Pampa Energía, the largest independent energy integrated company in Argentina, with active participation in the country’s electricity and gas value chain, announces the results for the nine-month period and quarter ended on September 30, 2020.

Buenos Aires, November 11, 2020

Stock information
Buenos Aires Stock Exchange Ticker: PAMP

Basis of presentation

As from January 1, 2019, the Company adopted US$ as functional currency for the reporting of its financial information. The presentation of this information in AR$ is converted at transactional FX.

However, Edenor (electricity distribution), OldelVal (oil and gas), Transener, TGS and Refinor (holding and others) continue recording their operations in local currency. Thus, the 2020 figures are adjusted by inflation as of September 30, 2020 (9M20: 10.0% and Q3 20: 3.7%), translated to US$ at closing FX of 76.18. Moreover, the 2019 figures are adjusted by inflation as of September 30, 2019 (9M19: 15.9% and Q3 19: 5.9%), translated to US$ at closing FX of 57.59[1].

Main highlights from the 9M20 results

Consolidated net revenues of US$1,651 million[2], 23% lower than the US$2,137 million recorded in 9M19, mainly due to tariff freeze in the regulated businesses, lower gas sales for own power generation, fall on prices and volumes of hydrocarbons and petrochemicals products, and lower remuneration for spot energy, partially offset by the commissioning of new power generation units priced under PPA.

ð Power generation of 12,069 GWh from 15 power plants[3]

ð Electricity sales of 15,427 GWh to 3.1 million end-users

ð Production of 45.5 thousand boe per day of hydrocarbons

ð Sales of 230 thousand tons of petrochemical products

Consolidated adjusted EBITDA[4] of US$583 million, 20% lower than the US$731 million in 9M19, due to decreases of 55% in electricity distribution and 53% in oil and gas, partially offset by increases of 7% in petrochemicals, 4% in power generation and 1% in holding and others.

New York Stock Exchange Ticker: PAM 1 ADS = 25 common shares

Share capital net of repurchases and reductions,
as of November 10, 2020:
1,455.5 million common shares/
58.2 million ADSs

Market capitalization:
AR$114 billion/US$769 million

For more information, contact:

Gustavo Mariani

CEO

Gabriel Cohen

CFO

Lida Wang

Investor relations and sustainability officer

The Pampa Energía Building
Maipú 1 (C1084ABA)
Buenos Aires City, Argentina

Tel: +54 (11) 4344-6000

investor@pampaenergia.com

ri.pampaenergia.com/en

1 For further information, see section 3 of Pampa’s FS.

2 Under IFRS, sales at our ownership from the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener and TGS are not consolidated in Pampa, being its equity income shown as ‘Results for participation in joint businesses and associates’ (9M20: US$305 million and Q3 20: US$97 million).

3 Includes 100% of CTEB and PEMC, assets operated by Pampa but co-controlled by Pampa, with 50% of equity stake.

4 Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For more information, see section 3 of this Earnings Release.

Pampa Energía ● Q3 20 Earning Release ● 1

Consolidated gain attributable to the owners of the Company of US$96 million, 86% lower than the US$683 million profit achieved in 9M19, mainly due to the one-off non-cash profit from the settlement of Edenor’s regulatory liabilities in 9M19, in addition to lower operating margin, lesser RECPAM recorded due to the lower passive net monetary position allocated to the electricity distribution segment, plus impairment of accrued assets and an income tax charge in 9M20.

Main highlights from the Q3 20 results5

Consolidated net revenues of US$592 million, 2% higher than the US$581 million recorded in Q3 19, mainly due to the commissioning of the new CCGT Genelba Plus and the strong devaluation in Q3 19 which implied a dilution of sales in Edenor, partially offset by reductions on fuel sales for own thermal power dispatch, lower prices and volumes of hydrocarbons sold, and lower prices and dispatch at spot energy.

ð	Power generation of 4,000 GWh from 15 power plants
ð	Electricity sales of 5,434 GWh to 3.1 million end-users
ð	Production of 46.8 thousand boe per day of hydrocarbons
ð	Sales of 90 thousand tons of petrochemical products

Consolidated adjusted EBITDA of US$234 million, 3% lower than the US$242 million in Q3 19, due to decreases of 38% in electricity distribution and 31% in oil and gas, partially offset by increases of US$19 million in holding and others, US$4 million in petrochemicals and US$1 million in power generation.

Consolidated gain attributable to the owners of the Company of US$78 million, 33% lower than the US$116 million gain recorded in Q3 19, mainly explained by the financial effect from the Agreement for the Regularization and Settlement of Receivables with the WEM executed in Q3 19 and lower operating margin in oil and gas, partially offset by higher profit in our equity income.

Information about the videoconference

There will be a videoconference to discuss Pampa’s Q3 20 results on Thursday November 12, 2020 at 10:00 a.m. Eastern Standard Time/12:00 a.m. Buenos Aires Time.

The hosts will be Gustavo Mariani, CEO, Gabriel Cohen, CFO and Lida Wang, investor relations and sustainability officer at Pampa.

For those interested in participating, please register at bit.ly/Pampa3Q20VideoCall. The videoconference call will also be simultaneously webcasted at Pampa’s website ri.pampaenergia.com/en.

You may find additional information on the Company at:

✓ ri.pampaenergia.com/en ✓ www.cnv.gov.ar	✓ www.sec.gov ✓ www.bolsar.com

5 The financial information presented in this document for Q3 20 and Q3 19 quarters are based on FS prepared according to IFRS in force in Argentina, corresponding to the nine-month period of 2020 and 2019, and the quarters ended June 30, 2020 and 2019, respectively.

Pampa Energía ● Q3 20 Earning Release ● 2

Pampa Energía ● Q3 20 Earning Release ● 3

1.	Relevant events
1.1	Oil and gas segment

Termination of the ‘Criollo Barrel’ scheme

The validity of the support price of US$45 per barrel for the commercialization of crude oil in the domestic market, established by Executive Order No. 488/20, ended on August 31, 2020. Said executive order rendered the support price ineffective if the international Brent crude oil price exceeded US$45 per barrel for 10 calendar days.

Natural gas for power generation

On August 26, September 23 and October 27, 2020, CAMMESA launched tenders for the supply of gas to thermal power plants in the months of September, October and November 2020, respectively, on a partially binding basis with 30% DoP. The average bid price at wellhead for the Neuquina Basin was US$2.54/MBTU, US$2.03/MBTU and US$2.02/MBTU, respectively. Pampa participated in these tenders.

Los Blancos new exploitation concession and relinquishment over the remaining area of the Chirete block

On October 15, 2020, the Province of Salta issued Executive Order No. 662/20 granting Pampa and High Luck Group Limited an exploitation concession over Los Blancos block for a 95 km2 area and a term of 25 years as from its publication date, and relinquishing the exploration permit for the 801 km2 remaining area of the Chirete block. Moreover, an investment plan was established for a total amount of US$57 million for the 2020 – 2024 five-year period.

1.2	Edenor’s tariff situation

As a result of the tariff freeze, the National Chamber of Deputies granted preliminary approval to the 2021 federal budget bill which, in its section 87, establishes a regularization scheme for liabilities outstanding with CAMMESA and/or the WEM under the electricity distribution utilities’ debts on account of energy consumptions, power capacity, interests and/or penalties, accumulated as of September 30, 2020.

Pursuant to the conditions to be set by the enforcement authority, the regularization regime may establish receivables for up to five times the last year’s average monthly bills or 66% of the existing debt, whereas the remaining commercial debt should be paid in up to sixty monthly installments, with a grace period of up to six months and charged at the half of the WEM’s prevailing rate.

As of this date, the federal budget is still pending approval by the Chamber of Senators.

1.3	Call for shareholders’ meeting

On November 11, the Company called for a shareholders’ meeting for December 10, 2020, in order to consider the capital stock reduction and cancellation of the common shares in book-entry form, with a face value of AR$1 each and each granting the right to one vote, held in treasury by the Company and its subsidiaries, until reaching 159.6 ordinary shares.

Pampa Energía ● Q3 20 Earning Release ● 4

2.	Financial highlights
2.1	Consolidated balance sheet

Figures in million	As of 9.30.2020		As of 12.31.2019
	AR$	US$ FX 76.18	AR$	US$ FX 59.89
ASSETS
Property, plant and equipment	256,828	3,371	210,056	3,507
Intangible assets	10,494	138	9,068	151
Right-of-use assets	1,092	14	930	16
Deferred tax assets	8,142	107	1,702	28
Investments in joint ventures and associates	41,801	549	30,638	512
Financial assets at amortized cost	7,624	100	1,048	17
Financial assets at fair value through profit and loss	853	11	671	11
Other assets	53	1	45	1
Trade and other receivables	4,497	59	4,711	79
Total non-current assets	331,384	4,350	258,869	4,322
Inventories	10,244	134	9,175	153
Financial assets at amortized cost	2,759	36	3,224	54
Financial assets at fair value through profit and loss	11,170	147	21,867	365
Derivative financial instruments	-	-	214	4
Trade and other receivables	42,188	554	33,583	561
Cash and cash equivalents	24,625	323	13,496	225
Total current assets	90,986	1,194	81,559	1,362

Total assets	422,370	5,544	340,428	5,684

EQUITY
Total equity	178,771	2,347	144,262	2,409

LIABILITIES
Investments in joint ventures and associates	184	2	265	4
Provisions	10,767	141	8,703	145
Income tax liabilities	8,776	115	590	10
Deferred revenue	1,487	20	270	5
Taxes payables	128	2	263	4
Deferred tax liabilities	26,751	351	22,068	368
Defined benefit plans	2,395	31	1,606	27
Salaries and social security payable	340	4	241	4
Borrowings	110,582	1,452	105,629	1,764
Trade and other payables	7,471	98	5,419	90
Total non-current liabilities	168,881	2,217	145,054	2,422
Provisions	1,639	22	1,206	20
Deferred revenue	32	0	5	0
Income tax liabilities	1,405	18	3,154	53
Taxes payables	4,595	60	4,316	72
Defined benefit plans	243	3	230	4
Salaries and social security payable	3,714	49	3,834	64
Derivative financial instruments	22	0	204	3
Borrowings	20,612	271	10,974	183
Trade and other payables	42,456	557	27,189	454
Total current liabilities	74,718	981	51,112	853

Total liabilities	243,599	3,198	196,166	3,275

Total liabilities and equity	422,370	5,544	340,428	5,684

Pampa Energía ● Q3 20 Earning Release ● 5

2.2	Consolidated income statement
	Nine-month period				Third quarter
Figures in million	2020		2019		2020		2019
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	119,493	1,651	110,198	2,137	47,705	592	44,606	581
Cost of sales	(87,675)	(1,208)	(77,931)	(1,484)	(33,549)	(410)	(31,061)	(372)

Gross profit	31,818	443	32,267	653	14,156	182	13,545	209

Selling expenses	(9,556)	(129)	(5,785)	(104)	(4,062)	(50)	(2,141)	(18)
Administrative expenses	(7,950)	(112)	(5,757)	(118)	(2,885)	(36)	(2,132)	(32)
Exploration expenses	(21)	-	(155)	(4)	(12)	-	(84)	(2)
Other operating income	4,163	58	3,932	85	1,706	21	1,398	18
Other operating expenses	(3,059)	(43)	(3,189)	(64)	(977)	(12)	(1,232)	(17)
Results for part. in joint businesses and associates	4,809	66	3,429	62	1,652	20	501	(7)
Impairment of PPE and inventory	(4,316)	(67)	-	-	-	-	-	-
Agreement from regularization of liabilities	-	-	15,296	266	-	-	2,230	(42)

Operating income	15,888	216	40,038	776	9,578	125	12,085	109

RECPAM	5,997	79	8,514	148	2,738	33	2,689	11
Financial income	545	8	925	22	238	4	164	4
Financial costs	(14,019)	(198)	(10,669)	(219)	(5,728)	(74)	(3,518)	(49)
Other financial results	1,764	27	1,966	56	1,331	18	1,428	50
Financial results, net	(5,713)	(84)	736	7	(1,421)	(19)	763	16

Profit before tax	10,175	132	40,774	783	8,157	106	12,848	125

Income tax	(3,944)	(49)	(2,828)	7	(1,987)	(28)	(3,987)	(29)

Net income (loss) for the period	6,231	83	37,946	790	6,170	78	8,861	96
Attributable to the owners of the Company	7,156	96	31,863	683	6,161	78	8,159	116
Attributable to the non-controlling interests	(925)	(13)	6,083	107	9	-	702	(20)

Net income per share attributable to the shareholders	4.56	0.06	17.43	0.37	4.08	0.05	4.59	0.07
Net income per ADR attributable to the shareholders	113.90	1.53	435.76	9.34	101.99	1.29	114.75	1.63

Pampa Energía ● Q3 20 Earning Release ● 6

2.3	Cash and financial borrowings
As of September 30, 2020, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted

Power generation	114	101	508	508	394	408
Electricity distribution	118	65	115	63	(3)	(2)
Petrochemicals	-	-	-	-	-	-
Holding and others	18	18	-	-	(18)	(18)
Oil and gas	220	220	1,099	1,099	879	879
Total under IFRS	470	403	1,722	1,670	1,252	1,267
Affiliates at O/S2	171	171	419	419	248	248
Total with affiliates	641	574	2,141	2,090	1,500	1,515

Total Restricted Group[3]	352	338	1,607	1,607	1,255	1,269

Note: 1 It includes cash and cash equivalents, financial assets at fair value with changing results and investments at amortized cost; it excludes Plan Gas’ bonds pending collection. 2 Under IFRS, the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener and TGS are not consolidated in Pampa. 3 Consolidated figures excluding Edenor and affiliates at our ownership, according to the definition in Pampa Energía’s debt offering memorandums.

Debt transactions

As of September 30, 2020, the financial debt at consolidated level under IFRS amounted to US$1,722 million. The average interest rate for US$-bearing indebtedness was 7.8%, currency in which 86% of the Company’s gross debt is denominated, mostly at fixed rate. AR$ loans average interest rate was 31.6%. The life of Pampa’s consolidated financial debt averaged to approximately 4.7 years.

The financial debt of the Restricted Group amounted to US$1,607 million, being the average interest rate for US$ loans 7.7%, currency in which 86% of indebtedness is denominated, mostly at fixed rate, and AR$ borrowing interest rate averaged at 31.6%. The life of the Restricted Group’s financial debt averaged to approximately 4.9 years.

The following chart shows the debt maturity profile of the Restricted Group, net of repurchases, expressed in US$ at the end of Q3 20:

Note: Only considers Pampa stand-alone and subsidiaries of the Restricted Group at 100%. It does not include Edenor and affiliates TGS, OldelVal, Transener, Greenwind, CTBSA and Refinor.

Pampa Energía ● Q3 20 Earning Release ● 7

During Q3 20, Pampa issued Series VI CBs for AR$6,355 million FV maturing in 13 months at Private Badlar rate plus 2.5% margin and executed short-term bank loans for AR$3,700 million. Moreover, the Company paid at maturity bank loans for AR$3,000 million and settled Series IV CBs for AR$1,238 million FV, paid in kind with Series VI CBs.

After the end of Q3 20, the Company paid at maturity Series V CBs for AR$565 million FV, Series E for AR$575 million FV6 and bank loans for AR$700 million.

Regarding our subsidiaries, Edenor paid the last amortization of the loan granted by the ICBC in the amount of US$12.5 million. Besides, CTBSA executed a partial early redemption of US$130 million of its VRDs plus accrued interests, and it was agreed to modify the payment schedule of the remaining VRDs, whose principal amounts to US$94 million.

As of the issuance of this report, the Company is in compliance with the covenants established in its debt agreements.

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount outstanding	Coupon
In US$
Transener[1]	CB Series 2	2021	101	91	9.75%
Edenor	CB par at fixed rate	2022	300	98	9.75%
TGS[1]	CB at discount at fixed rate	2025	500	482	6.75%
Pampa	CB Series T at discount & fixed rate	2023	500	390	7.375%
	CB Series I at discount & fixed rate	2027	750	636	7.5%
	CB Series III at discount & fixed rate	2029	300	293	9.125%

In AR$
Pampa	CB Series VI	2021	6,355	6,355	Badlar Privada + 2.5%

Note: 1 Affiliates are not consolidated in Pampa’s FS, according to IFRS.

Credit rating

On September 2020, Standard & Poor’s modified the global ratings assigned to the CBs issued by Edenor from ‘CCC’ to ‘CCC-’, and local ratings from ‘raB’ to ‘raCCC+’, mainly on account of the regulatory uncertainty. Moreover, Moody’s changed its local credit rating methodology, updating the ratings assigned to Edenor’s CBs from ‘Caa1.ar’ to ‘A-.ar’.

6 Maturing date: November 13, 2020.

Pampa Energía ● Q3 20 Earning Release ● 8

The following table shows Pampa Group’s CBs ratings:

Company	Agency	Rating
		Global	Local
Pampa	S&P	CCC+	na
	Moody's	Caa3	na
	FitchRatings	CCC	AA- (long-term) A1+ (short-term)
Edenor	S&P	CCC-	raCCC+
	Moody's	Caa3	A-.ar
TGS	S&P	CCC+	na
	Moody's	Caa3	na
Transener	S&P	CCC+	raBB

2.4	Buyback of own financial securities[7]

Pampa

The seventh share buyback program, approved by Pampa’s Board of Directors on April 13, 2020 and amended on June 25 and August 11, 2020, terminated on October 29, 2020. Besides, on October 30, 2020, Pampa’s Board of Directors approved the eighth share buyback program under the following terms and conditions:

	Repurchase program VII	Repurchase program VIII
Maximum amount to buyback	AR$3.6 billion	US$30 million
Maximum price	AR$67.34/common share or US$13/ADR	AR$74.40/common share or US$12/ADR
Period in force	120 days as from July 2, 2020	120 days as from November 3, 2020
Status	Completed	In process

In Q3 20, the Company acquired directly and indirectly 3,109,242 ADRs and 309,534 common shares, at an average price of US$11.10 per ADR and AR$46.95 per share, respectively. After the closing of the quarter, the Company acquired indirectly 940,366 ADRs at an average price of US$11.22/ADR.

As of November 10, 2020, Pampa’s outstanding capital stock amounts to 1,455.5 million common shares (equivalent to 58.2 million ADRs).

In Q3 20, Pampa also acquired, both directly and indirectly: (i) US$32.6 million FV of its 2023 CBs at an average clean price of US$85.1/US$100 FV; and (ii) US$1.6 million FV of its 2027 CBs at an average clean price of US$82.0/US$100 FV. Moreover, after the closing of the quarter, Pampa acquired indirectly US$8.3 million FV of its 2027 CBs at an average clean price of US$70.1/US$100 FV.

As of this date, outstanding 2023, 2027 and 2029 CBs, excluding treasury holdings, amount to US$389.6 million, US$636.0 million and US$292.5 million, respectively.

7 Deemed to be effected transactions.

Pampa Energía ● Q3 20 Earning Release ● 9

Edenor

On September 28, 2020, Edenor early canceled all of its 2022 CBs held in treasury for US$78.1 million FV, with a total of US$98.3 million remaining outstanding.

TGS

On August 21, 2020, TGS’s Board of Directors canceled the sixth share buyback program approved on March 6, 2020, establishing August 24, 2020 as the last trading date, and approved the seventh buyback program under the following terms and conditions:

	Repurchase program VI	Repurchase program VII
Maximum amount to buyback	AR$2.5 billion	AR$3 billion
Maximum price	AR$140/common share or US$8.5/ADR	AR$250/common share or US$8.5/ADR
Period in force	180 days as from March 10, 2020	210 days as from August 25, 2020
Status	Completed	In process

In Q3 20 TGS acquired 1,010,400 ADRs and 367,648 common shares, at an average price of US$4.39 per ADR and AR$117.66 per share, respectively. Later on, TGS acquired 426,805 ADRs and 249,987 common shares, at an average price of US$4.45/ADR and AR$145.13 per share, respectively.

As of November 10, 2020, TGS’s outstanding capital stock amounts to 752.8 million common shares (equivalent to 150.6 million ADRs).

Pampa Energía ● Q3 20 Earning Release ● 10

3.	Analysis of the Q3 20 results

Consolidated net revenues of US$592 million, 2% higher than the US$581 million recorded in Q3 19, mainly due to the commissioning of the new CCGT Genelba Plus and the strong devaluation in Q3 19 which implied a dilution of sales in Edenor, partially offset by reductions on fuel sales for own thermal power dispatch, lower prices and volumes of hydrocarbons sold, and lower prices and dispatch at spot energy.

ð	Power generation of 4,000 GWh from 15 power plants
ð	Electricity sales of 5,434 GWh to 3.1 million end-users
ð	Production of 46.8 thousand boe per day of hydrocarbons
ð	Sales of 90 thousand tons of petrochemical products

Consolidated adjusted EBITDA of US$234 million, 3% lower than the US$242 million in Q3 19, due to decreases of 38% in electricity distribution and 31% in oil and gas, partially offset by increases of US$19 million in holding and others, US$4 million in petrochemicals and US$1 million in power generation.

Consolidated gain attributable to the owners of the Company of US$78 million, 33% lower than the US$116 million gain recorded in Q3 19, mainly explained by the financial effect from the Agreement for the Regularization and Settlement of Receivables with the WEM executed in Q3 19 and lower operating margin in oil and gas, partially offset by higher profit in our equity income.

Reconciliation of consolidated adjusted EBITDA, in US$ million	Nine-month period		Third quarter
	2020	2019	2020	2019
Consolidated operating income	216	776	125	109
Consolidated depreciations and amortizations	215	189	74	59
EBITDA	431	965	199	168

Adjustments from generation segment	66	(16)	(4)	15
Deletion of equity income	(37)	2	(17)	2
Deletion of results for PPE's impairment	56	-	-	-
Deletion of PEPEs' recovery of insurance	(7)	-	(7)	-
Deletion of gain from commercial interests	(17)	(46)	(5)	(11)
Greenwind's EBITDA adjusted by ownership	9	8	3	3
CTBSA's EBITDA adjusted by ownership	62	20	22	21
Adjustments from distribution segment	-	(253)	-	42
Deletion of the effects from normalization of liabilities	-	(266)	-	42
Retroactive adj. to extraordinary penalties from the RTI	-	13	-	-
Adjustments from oil and gas segment	15	(21)	11	3
Deletion of equity income	4	(21)	-	3
Deletion of impairment of receivables from distCos	13	-	13	-
Deletion of gain from commercial interests	(3)	(1)	(2)	(0)
OldelVal's EBITDA adjusted by ownership	1	1	0	0
Adjustments from petrochemicals segment	11	(1)	(0)	0
Deletion of results for inventory impairment	11	-	-	-
Deletion of gain from commercial interests	(0)	(1)	(0)	0
Adjustments from holding and others segment	61	57	28	15
Deletion of equity income	(33)	(43)	(3)	2
Deletion of gain from commercial interests	(2)	(1)	(0)	(1)
TGS's EBITDA adjusted by ownership	73	71	25	8
Transener's EBITDA adjusted by ownership	22	29	7	6
Refinor's EBITDA adjusted by ownership	0	2	(1)	0

Consolidated adjusted EBITDA	583	731	234	242
Adjusted EBITDA at our ownership	549	649	216	212

Pampa Energía ● Q3 20 Earning Release ● 11

3.1	Analysis of the power generation segment

Power generation segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2020	2019	∆%	2020	2019	∆%
Sales revenue	409	631	-35%	160	222	-28%
Cost of sales	(181)	(358)	-49%	(68)	(120)	-43%

Gross profit	228	273	-16%	92	102	-10%

Selling expenses	(1)	(2)	-50%	1	(1)	NA
Administrative expenses	(22)	(22)	-	(7)	(9)	-22%
Other operating income	25	52	-52%	11	12	-8%
Other operating expenses	(5)	(8)	-38%	(2)	(4)	-50%
Results for participation in joint businesses	37	(2)	NA	17	(2)	NA
Impairment of PPE	(56)	-	NA	-	-	NA

Operating income	206	291	-29%	112	98	+14%

Finance income	3	1	+200%	1	1	-
Finance costs	(42)	(67)	-37%	(14)	(21)	-33%
Other financial results	(1)	80	NA	(2)	85	NA

Profit (loss) before tax	166	305	-46%	97	163	-40%

Income tax	(41)	(25)	+64%	(23)	2	NA

Net income (loss) for the period	125	280	-55%	74	165	-55%
Attributable to owners of the Company	127	277	-54%	74	166	-55%
Attributable to non-controlling interests	(2)	3	NA	-	(1)	-100%

Adjusted EBITDA	341	327	+4%	132	131	+1%
Adjusted EBITDA at our share ownership	337	319	+6%	131	128	+3%

Increases in PPE, intangible and right-of-use assets	52	181	-72%	13	39	-67%
Depreciation and amortization	69	52	+33%	24	18	+33%

In Q3 20, the lower sales for US$62 million is mainly explained by the centralization of fuel procurement again in CAMMESA as from December 30, 2019, which is applicable to all thermal units except for those under Energía Plus and SEE Res. No. 287/17 contracts. Consequently, revenues from the recognition of own fuel in the variable production cost (CVP) decreased by US$55 million compared to Q3 19, and cost of sales shrunk as well due to lower gas purchases. It is worth highlighting that the fuel trading accrues a minor margin contribution to the segment.

To a lesser extent, fall in sales is also explained by the update in spot or legacy energy (SE Res. No. 31/20), effective as from February 2020. Even though spot energy comprises 59% of the 4,944 MW operated by Pampa8, in Q3 20 it represented 25% of the segment’s sales. This Res. established an AR$-nominated spot remuneration scheme and reductions to the power capacity pricing, although it offers an additional compensation for those units required during peak demand periods (HMRT power pricing). Moreover, as monthly CPI and PPI adjustments stipulated in said Res. were halted, AR$ depreciation and higher discount on the power availability payment up to 40% (CPB and CTG among the most affected), in Q3 20 our spot thermal units recorded a 37% lower power capacity remuneration compared to the same period in 2019, accruing an average price of US$3.6 thousand per MW-month, whereas hydroelectric units decreased by 57% compared to Q3 19, accruing an average price of US$1.9 thousand per MW-month.

8 Under IFRS, CTEB (567 MW) and PEMC (100 MW) are affiliates; their results are not consolidated in FS, but they are operated by Pampa and their EBITDAs at our equity stake are included to Pampa’s adjusted EBITDA.

Pampa Energía ● Q3 20 Earning Release ● 12

Besides, in Q3 19 a recognition of US$7 million income was recorded under the Agreement for the Regularization and Settlement of Receivables with the WEM.

These effects were partially offset by the commissioning of ST (199 MW) at CTGEBA on July 2, 2020, thus completing the expansion of the second CCGT, priced under PPA (SEE Res. No. 287/17 and Energía Plus), and to a lesser extent, by higher sales in MAT ER.

In operating terms, the power generation operated by Pampa during Q3 20 decreased 3% compared to Q3 19, in line with nationwide electricity generation, affected by quarantine due to COVID-19 and lower availability of natural gas as fuel for thermal power plants. Therefore, from units operated by Pampa, there was a lower dispatch at CTLL, CTGEBA’s CCGT priced under spot energy, EcoEnergía and CTEB (-765 GWh), in addition to lower dispatch at CTG and CTP as a result of lower gas availability from Bolivia in northwestern Argentina (-108 GWh), lower water input at HPPL and HIDISA (-49 GWh), and the early start of the cut-off irrigation period at HINISA (-45 GWh). These effects were partially offset by higher dispatch from the new CCGT at CTGEBA priced under PPA, being its fuel self-procured by Pampa (+744 GWh), higher generation from the wind farms (+43 GWh) and higher dispatch with liquid fuel at engines CTPP and CTIW (+42 GWh).

In Q3 20, all power generation units operated by Pampa reached an average availability rate of 98.6%, similar the 98.9% recorded in Q3 19. Especially, thermal units recorded an availability of 98.8%, remaining at the same levels recorded in Q3 19.

Net operating costs for Q3 20, excluding depreciations and amortizations, decreased 61% compared to Q3 19, mainly because in Q3 19 gas purchases for fuel self-procurement captured 70% of the segment’s operating costs and 74% of the total gas volume fired for dispatch at our thermal power plants, whereas in Q3 20 the fuel procurement was centralized again in CAMMESA, thus own gas purchase was only for certain units under contracts, and represented 54% of the segment’s operating costs and 34% of gas volume fired at our thermal power plants. Moreover, lower operating costs are explained by lesser volume and cost of energy purchase to cover Plus contracts and lower AR$-nominated expenses due to devaluation, partially offset by higher costs from maintenance of new units and the implementation of protocols and measures to mitigate the COVID-19 impact.

The depreciations and amortizations of the segment increased 33% year-on-year, as a result of the new units’ commissioning at CTGEBA.

Pampa Energía ● Q3 20 Earning Release ● 13

Power generation's key performance indicators	Hydroelectric			Wind			Subtotal hydro +wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2[2]	PEPE3[2]		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA[3]	Eco- Energía	CTEB[4]	Subtotal
Installed capacity (MW)	265	388	285	100	53	53	1,144	765	361	30	620	100	100	1,243	14	567	3,800	4,944
New capacity (MW)	-	-	-	100	53	53	206	364	100	30	-	100	100	566	14	567	1,841	2,047
Market share	0.6%	0.9%	0.7%	0.2%	0.1%	0.1%	2.8%	1.9%	0.9%	0.1%	1.5%	0.2%	0.2%	3.0%	0.03%	1.4%	9.2%	12.0%

Nine-month period
Net generation 9M20 (GWh)	286	194	581	312	157	178	1,709	3,291	347	40	488	115	142	5,701	57	181	10,361	12,069
Market share	0.3%	0.2%	0.6%	0.3%	0.2%	0.2%	1.7%	3.3%	0.4%	0.0%	0.5%	0.1%	0.1%	5.8%	0.1%	0.2%	10.5%	12.2%
Sales 9M20 (GWh)	286	194	581	312	157	178	1,709	3,291	349	40	488	115	142	5,828	60	181	10,493	12,201

Net generation 9M19 (GWh)	336	224	612	284	78	97	1,631	3,954	577	37	596	138	227	4,490	78	48	10,146	11,778
Variation 9M20 vs. 9M19	-15%	-13%	-5%	+10%	+101%	+84%	+5%	-17%	-40%	+7%	-18%	-17%	-38%	+27%	-27%	na	+2%	+2%
Sales 9M19 (GWh)	336	224	612	284	80	97	1,633	3,954	711	37	596	138	227	4,739	83	48	10,534	12,166

Avg. price 9M20 (US$/MWh)	28	48	16	70	73	69	42	36	38	127	41	na	149	25	63	na	47	46
Avg. price 9M19 (US$/MWh)	43	65	23	68	58	66	45	55	44	124	76	na	107	47	42	na	59	57
Avg. gross margin 9M20 (US$/MWh)	15	30	8	62	63	65	32	33	24	na	16	na	116	16	23	na	37	36
Avg. gross margin 9M19 (US$/MWh)	27	48	15	60	50	55	34	31	30	na	32	na	82	18	2	na	31	32

Third quarter
Net generation Q3 20 (GWh)	77	61	243	112	58	68	618	816	37	9	-	76	64	2,332	15	33	3,381	4,000
Market share	0.2%	0.2%	0.7%	0.3%	0.2%	0.2%	1.9%	2.4%	0.1%	0.0%	-	0.2%	0.2%	7.0%	0.0%	0.1%	10.1%	12.0%
Sales Q3 20 (GWh)	77	61	243	112	58	68	618	816	38	9	-	76	64	2,359	16	33	3,411	4,029

Net generation Q3 19 (GWh)	122	61	291	104	30	61	670	1,444	142	11	-	47	51	1,701	29	43	3,468	4,138
Variation Q3 20 vs. Q3 19	-37%	-1%	-16%	+8%	+93%	+11%	-8%	-43%	-74%	-23%	na	+62%	+26%	+37%	-48%	-24%	-3%	-3%
Sales Q3 19 (GWh)	122	61	291	104	32	61	671	1,444	149	11	-	47	51	1,745	29	43	3,519	4,190

Avg. price Q3 20 (US$/MWh)	29	43	13	71	79	68	41	47	96	na	na	123	114	32	74	na	55	53
Avg. price Q3 19 (US$/MWh)	53	95	18	69	73	67	46	52	54	111	na	na	144	49	61	na	70	66
Avg. gross margin Q3 20 (US$/MWh)	11	22	8	63	74	70	33	42	43	na	na	100	93	20	43	na	42	40
Avg. gross margin Q3 19 (US$/MWh)	39	75	13	62	59	54	37	29	41	na	na	na	117	19	21	na	42	41

Note: Gross margin before amortization and depreciation. 1 Operated by Pampa (50% of equity stake). 2 Commissioned on May 10, 2019. 3 Capacity increase of GT03 and commissioning of GT04 as from June 2019. Commissioning of ST02 as from July 2, 2020. 4 Pampa is the operator and holds a 50% equity stake as from June 26, 2019

Pampa Energía ● Q3 20 Earning Release ● 14

The Q3 20 financial results amounted to a net loss of US$15 million, whereas in Q3 19 a net gain of US$65 million was recorded, mainly due to the revaluation of receivables in Q3 19 from the Agreement of the Regularization and Settlement of Receivables with the WEM, which regularized payables to CAMMESA. Moreover, in Q3 20 lower profit from CBs repurchases were recorded.

The Q3 20 adjusted EBITDA reached US$132 million, similar amount to Q3 19, mainly due to the commissioning of the second CCGT at CTGEBA, higher sales in MAT ER, lower costs of energy purchases and dilution of AR$-nominated costs due to devaluation effect, partially offset by lower remuneration for spot energy, the agreement from receivables with the WEM in Q3 19 and higher operating and maintenance costs due to the increasing number of units as well as protocols because of COVID-19. The adjusted EBITDA considers our proportional 50% stake of PEMC (Greenwind) EBITDA, for a gain of US$3 million in both Q3 20 and Q3 19, and a 50% stake of CTEB (CTBSA), with a contribution of US$22 million in Q3 20 and US$21 million in Q3 19. Moreover, adjusted EBITDA excludes the compensation received in Q3 20 from the insurance company due to technical problems in PEPE II and III for US$7 million, and the recognition of commercial interests from delayed payments, mostly charged to CAMMESA, for US$5 million in Q3 20 and US$11 million in Q3 19.

Finally, investments in PPE and intangibles in Q3 20 decreased by 67% compared to the same period in 2019, mainly explained by the completion of the closing to CCGT at CTGEBA.

Regarding our expansion projects, the following table shows the status summary:

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @9/30/20
Loma de la Lata	15	SE Res. No. 31/20	AR$	162,000 - 427,500(2)	324	728	20	96%	Q1 2021 (est.)
Closing to CCGT Genelba Plus	400	PPA for 15 years	US$	20,500	6	34	350	90%	OC: June 12, 2019(3) CC: July 2, 2020
Closing to CCGT Ensenada	280	PPA for 10 years	US$	23,962	10.5	43	200	11%	Q1 2022 (est.)

Note: 1 Amounts without value-added tax. 2 It considers the range of load factor coefficient and the HMRT additional remuneration.
3 201 MW were remunerated under spot energy until July 1, 2020.

Pampa Energía ● Q3 20 Earning Release ● 15

3.2	Analysis of the electricity distribution segment

Electricity distribution segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2020	2019	∆%	2020	2019	∆%
Sales revenue	865	1,117	-23%	301	237	+27%
Cost of sales	(726)	(889)	-18%	(246)	(175)	+41%

Gross profit	139	228	-39%	55	62	-11%

Selling expenses	(97)	(87)	+11%	(33)	(12)	+175%
Administrative expenses	(41)	(44)	-7%	(14)	(9)	+56%
Other operating income	20	18	+11%	4	3	+33%
Other operating expenses	(16)	(32)	-50%	(5)	(7)	-29%
Agreement from regularization of liabilities	-	266	-100%	-	(42)	-100%

Operating income	5	349	-99%	7	(5)	NA

RECPAM	79	148	-47%	33	11	+200%
Finance income	-	1	-100%	-	-	NA
Finance costs	(71)	(72)	-1%	(29)	2	NA
Other financial results	(21)	(53)	-60%	(2)	(44)	-95%

Profit before tax	(8)	373	NA	9	(36)	NA

Income tax	(15)	(156)	-90%	(8)	(3)	+167%

Net income (loss) for the period	(23)	217	NA	1	(39)	NA
Attributable to owners of the Company	(12)	113	NA	1	(20)	NA
Attributable to non-controlling interests	(11)	104	NA	-	(19)	-100%

Adjusted EBITDA	67	150	-55%	28	45	-38%
Adjusted EBITDA at our share ownership	37	76	-52%	11	17	-37%

Increases in PPE, intangible and right-of-use assets	95	125	-24%	38	20	+92%
Depreciation and amortization	62	54	+15%	21	8	+163%

The net sales at distribution segment in Q3 20 increased by 27% compared to Q3 19, mainly due to the steep real depreciation in Q3 19, which implied a dilution of sales, in addition to an increase on physical volume sales to the residential segment in Q3 20. These effects were partially offset by lagged tariffs to the evolution of AR$ inflation, aggravated by AR$ depreciation, affecting both the electricity seasonal price, which last update was on May 2019, and the CPD updates over tariff schedules of 19% in August 2019, 25% in February and 13% in August 2020, which should have been applied according to the RTI. In an inflationary scenario, the lag between the measuring of the CPD and its granting has a negative impact on the gross margin and thus on the VAD, affecting the capacity to face operating expenses and investments. Moreover, seasonal prices for electricity purchase destined to non-residential users, effective as from August 2019, are still not reflected in the tariff schemes, and during Q3 19 a non-recurring income was registered for electricity distributed to shantytowns and low-income neighborhoods9.

In operating terms, despite the disruption of COVID-19, total energy sale volume experienced a slight increase of 1% compared to Q3 19, mainly explained by the residential segment due to social activities restrictions, and to a lesser extent, the elasticity effect from lagged pricing on demand (+12% vs. Q3 19), partially offset by a drop of industries and SME’s consumption affected by the economic activity downturn and lockdown, but gradually recovering since the flexibility of the quarantine (-10% vs. Q3 19; +13% vs. Q2 20).

Moreover, the number of Edenor’s clients slightly increased 1% compared to Q3 19, mainly due to the regularization of clients as a result of the market disciplinary actions before the beginning of the lockdown, and normalization of illegal connections, especially in the residential segment with the installation of the special meters MIDE.

9 Framework Agreement, corresponding to the January – May 2019 period.

Pampa Energía ● Q3 20 Earning Release ● 16

Edenor's key performance indicators	2020			2019			Variation
	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
Nine-month period
Residential[1]	7,295	47%	2,773,726	6,504	43%	2,733,618	+12%	+1%
Commercial	2,232	14%	356,275	2,438	16%	352,811	-8%	+1%
Industrial	2,389	15%	6,882	2,620	17%	6,827	-9%	+1%
Wheeling system	2,452	16%	686	2,656	17%	692	-8%	-1%
Others
Public lighting	528	3%	21	559	4%	21	-5%	-
Shantytowns and others	530	3%	479	451	3%	465	+18%	+3%

Total	15,427	100%	3,138,069	15,228	100%	3,094,434	+1%	+1%

Third quarter
Residential[1]	2,708	50%	2,773,726	2,408	45%	2,733,618	+12%	+1%
Commercial	718	13%	356,275	817	15%	352,811	-12%	+1%
Industrial	775	14%	6,882	882	16%	6,827	-12%	+1%
Wheeling system	823	15%	686	869	16%	692	-5%	-1%
Others
Public lighting	184	3%	21	198	4%	21	-7%	-
Shantytowns and others	226	4%	479	189	4%	465	+20%	+3%

Total	5,434	100%	3,138,069	5,362	100%	3,094,434	+1%	+1%

Note: 1 It includes 571,468 and 563,244 clients categorized under Social Tariff as of September 30, 2020 and 2019, respectively.

Energy purchases increased by 22% in Q3 20 compared to Q3 19, mainly due to the strong devaluation in real terms in Q3 19 which implied a dilution of costs, in addition to a slight increase in the volume of energy demanded, net of losses, in Q3 20. These effects were partially offset by the frozen electricity purchasing prices (known as seasonal price) in AR$ as from February 2019 for consumptions destined to residential clients and August 2019 to non-residential users (the latter not being reflected on tariff schemes as it is above-mentioned). Energy losses rate decreased to 22.5% over demanded electricity in Q3 20 vs. 23.1% in Q3 19 and consequently, costs related to electricity theft also decreased.

In Q3 20, net operating costs, excluding energy purchases, depreciations and amortizations, were US$127 million, whereas in Q3 19 was US$54 million, mainly due to the strong devaluation which was not offset by inflation in Q3 19, in addition to a higher accrual of bad debts triggered by the lockdown for COVID-19, which increased delinquency rate and so the bad debt balance over sales. Higher charge of penalties and an increase on materials consumption were also recorded. These effects were partially offset by lower labor costs in real terms and extra hours.

In Q3 30, financial results amounted to a net gain of US$2 million, US$33 million higher than Q3 19, mainly due to lower losses from FX difference over financial debt denominated in US$, explained by lower FX fluctuations (8% depreciation in Q3 20 vs. 36% recorded in Q3 19), in addition to profits from CBs repurchases, partially offset by higher interest accrual over the commercial debt with CAMMESA.

The adjusted EBITDA for our distribution segment in Q3 20 posted a US$28 million gain, 38% lower than Q3 19, mainly due to the lack of inflation adjustment on the VAD, the COVID-19 impact on higher bad debts, lower electricity consumption of non-residential clients, and the extraordinary income recorded in Q3 19 due to the Framework Agreement. These variations were partially offset by the steep real devaluation in Q3 19 which implied a dilution of the operating income, higher electricity consumption of residential clients and lesser energy losses.

Pampa Energía ● Q3 20 Earning Release ● 17

Finally, in Q3 20 the segment’s investments increased by 92% compared to the same period in 2019, mainly due to the strong real devaluation in Q3 19, partially offset by the investments deceleration due to certain lockdown restrictions, tariffs freeze and higher bad debts as a result of the lockdown. However, it is worth highlighting that quality service is beyond the quality benchmarks required by the regulatory entity in the RTI, performing an efficient use of resources and in compliance with safety and health guidelines.

3.3	Analysis of the oil and gas segment

Oil & gas segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2020	2019	∆%	2020	2019	∆%
Sales revenue	226	350	-35%	83	125	-34%
Cost of sales	(185)	(232)	-20%	(63)	(90)	-30%

Gross profit	41	118	-65%	20	35	-43%

Selling expenses	(26)	(7)	+271%	(16)	(2)	NA
Administrative expenses	(32)	(32)	-	(10)	(9)	+11%
Exploration expenses	-	(4)	-100%	-	(2)	-100%
Other operating income	6	4	+50%	5	-	NA
Other operating expenses	(11)	(8)	+38%	(3)	(2)	+50%
Results for participation in joint businesses	(4)	21	NA	-	(3)	-100%

Operating income	(26)	92	NA	(4)	17	NA

Finance income	5	15	-67%	2	2	-
Finance costs	(82)	(66)	+24%	(29)	(26)	+12%
Other financial results	21	47	-55%	9	29	-69%

Profit (loss) before tax	(82)	88	NA	(22)	22	NA

Income tax	23	(20)	NA	9	(7)	NA

Net income (loss) for the period	(59)	68	NA	(13)	15	NA

Adjusted EBITDA	72	153	-53%	36	52	-31%
Adjusted EBITDA at our share ownership	72	153	-53%	36	52	-31%

Increases in PPE and intangible assets	34	145	-76%	0	68	-100%
Depreciation and amortization	83	82	+1%	29	32	-9%

In Q3 20, sales from our oil and gas segment decreased by 34% compared to Q3 19, mainly explained by the fall in the oil and gas sale prices charged to the demand (US$29 million impact), and to a lesser extent, to lower hydrocarbons production and lower trading of natural gas from third-parties.

In Q3 20, our accrued gas average sale price was US$2.5/MBTU, 25% lower than the US$3.3/MBTU recorded in Q3 19, mainly explained by lower gas prices for power plants imposed by CAMMESA on its tenders’ maximum reference price as well as spot/industries, which is highly correlated to CAMMESA, besides to the demand contraction as a result of quarantine and the economic situation, in addition to lower exposure to the residential segment and the exports termination as from May 2020 (since then it has not yet been resumed). Given the winter season and the peak demand, between July and August CAMMESA awarded average indicative prices of US$2.6 per MBTU of gas for power plants, close to the reference price of US$2.7/MBTU, a trend that was also observed in the spot market. With the off-peak season beginning in September, lower sales prices were anticipated as a result of lesser gas and electricity expected demand. However, due to cooler temperatures recorded and high residential demand, CAMMESA recognized on its tender an average reference price of US$2.5/MBTU at Neuquina Basin.

Pampa Energía ● Q3 20 Earning Release ● 18

It is worth highlighting that in Q3 20, 51% of our gas was delivered to CAMMESA, 37% fired at our own thermal units (Energía Plus and SEE Res. No. 287/17) and consumed as raw material for our petrochemical plants, and the remaining was destined to spot/industries.

In operating terms, the production of our oil and gas segment registered 46.8 kboe/day, 6% lower than Q3 19 but 7% higher than Q2 20. Despite the mandatory lockdown as a result of COVID-19, gas production reached 256 mcf/day, 7% higher than Q2 20 due to winter season but only 5% lower than Q3 19, mainly due to lower aggregated demand as a result of the quarantine plus the collapse in prices, that adjusted downward to moderate the production curtailment. This situation affected our blocks with less competitive lifting cost: Rincón del Mangrullo and Río Neuquén lowered their production due to a lesser drilling rate and natural decline (-28 mcf/day year-on-year and –3 mcf/day quarter-on-quarter), in addition to a slight decrease at Sierra Chata and Aguaragüe (-4 mcf/day year-on-year and –0.5 mcf/day quarter-on-quarter). The decline in the production was partially offset by increases at El Mangrullo (+20 mcf/day year-on-year and +21 mcf/day quarter-on-quarter), a block in which evacuation infrastructure was expanded in line with its productivity and upside potential, registering a production of 174 mcf/day in Q3 20 and comprising 68% of our total gas production. It is worth highlighting that during Q3 20, 6% of Pampa’s gas production came from Vaca Muerta formation, as a result of the completion of two horizontal wells at El Mangrullo in August 2019.

Moreover, oil production reached 4.1 kbbl/day in Q3 20, 15% lower than Q3 19, mainly explained by the fall in demand since the mandatory lockdown and the lack of storage capacity. Hence, lower market prices were realized, affecting production at El Tordillo and Río Neuquén blocks (-0.8 kbbl/day), in addition to a slight decrease in associated oil from Rincón del Mangrullo (-0.1 kbbl/day), partially offset by conventional contribution from Chirete10 (+0.2 kbbl/day), which during Q3 19 was in process of setting up facilities. Compared to Q2 20, production increased 4% (-0.1 kbbl/day) because of price improvement.

Our accrued oil average sale price in Q3 20 was US$40.4/barrel, 18% lower than Q3 19, mainly explained by the sharp drop in demand and international reference prices due to COVID-19. These effects were partially offset by exports of 74% of production at a discounted price to Brent (whereas in Q3 19 100% was destined to domestic market). The domestic market began to regain shape on September 2020, explained by the gradual reactivation at the industrial activity and the recovery on the refining capacity. Besides, it is worth highlighting that during August and September 2019, crude oil prices were negatively affected by SGE measures that set the FX on oil traded prices.

As of September 30, 2020, we accounted 839 productive wells in Argentina, in comparison to 885 as of December 31, 2019.

10 On October 15, 2020 the exploitation license for the lot Los Blancos for 25 years was granted, relinquishing the exploration license over the remaining area of Chirete block. For further information, see Section 1.1 of this Earnings Release.

Pampa Energía ● Q3 20 Earning Release ● 19

Oil and gas' key performance indicators	2020			2019			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Nine-month period
Volume
Production
In thousand m3/day	0.7	6,976		0.8	7,373		-11%	-5%	-6%
In million cubic feet/day		246			260
In thousand boe/day	4.5	41.1	45.5	5.0	43.4	48.4
Sales
In thousand m3/day	0.7	7,331		0.8	8,313		-12%	-12%	-12%
In million cubic feet/day		259			294
In thousand boe/day	4.5	43.1	47.7	5.2	48.9	54.1

Average Price
In US$/bbl	38.3			54.3			-29%	-28%
In US$/MBTU		2.3			3.2

Third quarter
Volume
Production
In thousand m3/day	0.6	7,249		0.8	7,640		-15%	-5%	-6%
In million cubic feet/day		256			270
In thousand boe/day	4.1	42.7	46.8	4.8	45.0	49.8
Sales
In thousand m3/day	0.7	7,483		0.8	8,843		-11%	-15%	-15%
In million cubic feet/day		264			312
In thousand boe/day	4.2	44.0	48.3	4.8	52.0	56.8

Average Price
In US$/bbl	40.4			49.2			-18%	-25%
In US$/MBTU		2.5			3.3

Note: Net production in Argentina. Gas volume standardized at 9,300 kCal.

Net operating costs in Q3 20, excluding depreciations and amortizations, decreased 21% year-on-year, due to lower gas purchases to third-parties for trading due to the collapse in demand, lower contractor costs because of halt in wells’ drilling and completion due to the current business situation, lower royalties and operating taxes due to lower prices, and dilution of AR$-nominated costs due to the devaluation. These effects were partially offset by higher expenses due to the execution of COVID-19 protocols. In comparison to Q2 20, net operating costs increased 16%, mainly explained by higher production and increasing royalties and taxes due to higher traded prices. In particular, in Q3 20 the lifting cost11 reached US$5.5 per produced boe, 40% lower than the US$9.1 per boe recorded in Q3 19.

In Q3 20, financial results recorded a net loss of US$18 million, while in Q3 19 reported a US$5 million profit, mainly due to lower profitability from the repurchase of CBs, higher financial interests from debt issuance, and in Q3 19 it was recorded a gain from revaluation of receivables held against gas distribution companies (originally invoiced in 2018, impaired at operating level in Q3 20), partially offset by higher profit from the holding of financial instruments.

The adjusted EBITDA of our oil and gas segment amounted to US$36 million in Q3 20, 31% lower than Q3 19, mainly due to the collapse of hydrocarbon sale prices, partially offset by lower costs related to the activity downturn and AR$-nominated expenses due to devaluation effect. Moreover, gas procurement for the new CCGT at CTGEBA and oil exports contributed to mitigate COVID-19. The adjusted EBITDA in Q3 20 excludes US$13 million impairment of receivables to gas distribution companies and recognition of commercial interests due to collection delays, mostly charged to CAMMESA, for US$2 million.

Finally, in Q3 20 a marginal amount of investment was recorded in the segment, in comparison to the US$68 million recorded in Q3 19, explained by the current business uncertainty, coupled with a limited activity due to COVID-19. In Q3 19, two shale gas horizontal wells were connected at El Mangrullo block and one shale oil horizontal well was drilled at Rincón de la Aranda.

11 Metric equivalent to cost of sales excluding purchase and inventory, royalties, direct taxes and depreciations and amortizations.

Pampa Energía ● Q3 20 Earning Release ● 20

3.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2020	2019	∆%	2020	2019	∆%
Sales revenue	179	240	-25%	67	72	-7%
Cost of sales	(161)	(220)	-27%	(58)	(67)	-13%

Gross profit	18	20	-10%	9	5	+80%

Selling expenses	(5)	(6)	-17%	(2)	(3)	-33%
Administrative expenses	(3)	(3)	-	(1)	(1)	-
Other operating income	2	4	-50%	1	1	-
Other operating expenses	(4)	(7)	-43%	-	-	NA
Impairment of inventories	(11)	-	NA	-	-	NA

Operating income	(3)	8	NA	7	2	+250%

Finance costs	(2)	(12)	-83%	(1)	(3)	-67%
Other financial results	6	7	-14%	2	8	-75%

Profit (loss) before tax	1	3	-67%	8	7	+14%

Income tax	-	(1)	-100%	(2)	(2)	-

Net income (loss) for the period	1	2	-50%	6	5	+20%

Adjusted EBITDA	9	8	+7%	7	3	+131%
Adjusted EBITDA at our share ownership	9	8	+7%	7	3	+131%

Increases in PPE and intangible assets	1	2	-35%	1	1	-33%
Depreciation and amortization	1	1	-	-	1	-100%

The adjusted EBITDA of the petrochemicals segment reached to US$7 million in Q3 20, US$4 million higher than Q3 19, mainly explained by higher traded volume of styrene and polystyrene in the domestic market as a result of the industrial activity recovery, optimization and lower cost of raw material processed on the reforming plant, lower cost of gas, and to a lesser extent, the dilution of AR$-nominated operating expenses due to devaluation, partially offset by a drop in international spreads of the products derived from the styrene and reforming plants.

Total volume sold in Q3 20 increased 21% compared to 3Q 19, explained by higher exports of SBR, higher volume of styrene and polystyrene traded in the domestic market, and higher exports of products derived from the reforming plant, which was partially offset by lesser local volume of octane bases because of lower gasoline demand, explained by the mandatory quarantine.

Financial results registered a US$1 million net gain in Q3 20, US$4 million less than Q3 19, mainly due to lesser profit from the devaluation effect over AR$-nominated payables, partially offset by lower interests from San Lorenzo Customs contingency.

Pampa Energía ● Q3 20 Earning Release ● 21

The amounts corresponding to Pampa are shown below:

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Others
Nine-month period
Volume sold 9M20 (thousand ton)	66	27	137	230
Volume sold 9M19 (thousand ton)	71	20	161	253
Variation 9M20 vs. 9M19	-8%	+32%	-15%	-9%

Average price 9M20 (US$/ton)	1,170	1,263	502	781
Average price 9M19 (US$/ton)	1,342	1,654	684	948
Variation 9M20 vs. 9M19	-13%	-24%	-27%	-18%

Third quarter
Volume sold Q3 20 (thousand ton)	26	12	52	90
Volume sold Q3 19 (thousand ton)	20	7	47	75
Variation Q3 20 vs. Q3 19	+25%	+72%	+12%	+21%

Average price Q3 20 (US$/ton)	1,128	1,150	469	748
Average price Q3 19 (US$/ton)	1,356	1,590	690	959
Variation Q3 20 vs. Q3 19	-17%	-28%	-32%	-22%

Note: 1 Includes Propylene.

The investments in the segment decreased 33% compared to Q3 19, amounting US$0.4 million in Q3 20.

3.5	Analysis of the holding and others segment

Holding and others segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2020	2019	∆%	2020	2019	∆%
Sales revenue	17	14	+21%	6	4	+50%

Gross profit	17	14	+21%	6	4	+50%

Selling expenses	-	(2)	-100%	-	-	NA
Administrative expenses	(14)	(17)	-18%	(4)	(4)	-
Other operating income	5	7	-29%	-	2	-100%
Other operating expenses	(7)	(8)	-13%	(2)	(3)	-33%
Results for participation in joint businesses	33	43	-23%	3	(2)	NA

Operating income	34	37	-8%	3	(3)	NA

Finance income	1	5	-80%	1	1	-
Finance costs	(2)	(2)	-	(1)	(1)	-
Other financial results	22	(25)	NA	11	(28)	NA

Profit before tax	55	15	+267%	14	(31)	NA

Income tax	(16)	209	NA	(4)	(19)	-79%

Net income for the period	39	224	-83%	10	(50)	NA

Adjusted EBITDA	95	94	+1%	31	12	+165%
Adjusted EBITDA at our share ownership	95	94	+1%	31	12	+165%

Increases in PPE and intangible assets	1	3	-70%	0	1	-44%
Depreciation and amortization	-	-	NA	-	-	NA

Pampa Energía ● Q3 20 Earning Release ● 22

In the holding and others segment, without considering the equity income from affiliates (Transener, TGS and Refinor), during Q3 20 no operating margin was recorded, which represented a US$1 million improvement compared to Q3 19, mainly explained by higher accrued fees.

During Q3 20 a US$39 million improvement was recorded in the financial results compared to Q3 19, reaching a net gain of US$11 million, mainly due to a higher gain from FX difference as a result of the shift from net active monetary position in AR$ in Q3 19 to passive in Q3 20 and higher profit from the holding of financial interests.

The adjusted EBITDA of our holding and others segment in Q3 20 reached US$31 million, whereas in Q3 19 was US$12 million. The adjusted EBITDA excludes equity income from our participation in TGS, Transener and Refinor, and in turn, adds the EBITDAs adjusted by equity ownership in these businesses. Moreover, adjusted EBITDA excludes commercial interests for US$1 million in Q3 19.

The EBITDA adjusted by our direct and indirect ownership of 27.6% and 25.7% in TGS were US$25 million (implicit total of US$90 million) in Q3 20 and US$8 million (implicit total of US$30 million) in Q3 19, respectively. The increase of total adjusted EBITDA was mainly due to the strong devaluation in real terms in Q3 19, which implied a diluted operating income, in addition to higher ethane volume dispatched to Dow Chemical (during Q3 19 PBB Polisur Plant was out of service), an increase in propane and butane export volume, in addition to increase of midstream revenues, coming from higher gas gathering pipeline and conditioning services at Vaca Muerta, and to a lesser extent, lower export duties due to the rate’s change as from May 2020. These effects were partially offset by the lag of tariffs compared to the evolution of inflation. As of this date, the semiannual PPI adjustment of 29%, 21% and 12% that should have been applied in October 2019 and April and October 2020, respectively, according to the RTI, are pending. Moreover, it was affected by the FX depreciation over AR$-nominated regulated revenues (offset by lower AR$-nominated expenses), lower international prices of liquids as a result of COVID-19 pandemic, higher natural gas volume employed as replacement of thermal reduction at Cerri Complex plant (offset by lower costs per unit in US$).

In Transener, the EBITDA adjusted by our indirect stake ownership of 26.3% in Q3 20 amounted to US$7 million (implicit total of US$26 million), 16% higher than Q3 19, which was US$6 million (implicit total of US$23 million), mainly due to the steep real devaluation in Q3 19, which implied a dilution of the operating income. These effects were partially offset by lack of costs variation adjustments on tariff (26% on February 2020 and 12% on August 2020, pending to be applied), a loss widen by the mismatch between the update measuring and its granting, which in an inflationary scenario has a negative impact on Transener’s AR$-nominated regulated revenues, in addition to the devaluation impact over revenues (offset by lower AR$-nominated expenses), lower premium for quality service and higher penalty charges.

In Refinor, the EBITDA adjusted by our stake ownership of 28.5% in Q3 20 recorded a loss of US$1 million (implicit total loss of US$2 million), whereas in Q3 19 a gain of US$0.3 million (implicit total gain of US$1 million) was recorded, mainly explained by the quarantine effect on the refining business, which implied a sharp decline of sales and the dilution on prices, partially offset by lower crude oil costs, which is the main raw material of the refinery.

Pampa Energía ● Q3 20 Earning Release ● 23

3.6	Analysis of the nine-month period, by subsidiary and segment

Subsidiary In US$ million	Nine-month period 2020				Nine-month period 2019
	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]

Power generation segment
Diamante	61.0%	5	(17)	1	61.0%	10	(20)	4
Los Nihuiles	52.0%	4	(15)	(5)	52.0%	8	(21)	3
CPB[1]	100.0%	-	-	-	100.0%	20	43	28

Greenwind		19	95	4		17	110	1
Non-controlling stake adjustment		(9)	(47)	(2)		(8)	(55)	(1)
Subtotal Greenwind adjusted by ownership	50.0%	9	47	2	50.0%	8	55	1

CTBSA		123	258	70		39	313	8
Non-controlling stake adjustment		(62)	(129)	(35)		(20)	(157)	(4)
Subtotal CTBSA adjusted by ownership	50.0%	62	129	35	50.0%	20	157	4

Pampa stand-alone, other companies, adjs. & deletions[2]	100.0%	261	426	93	100%	262	418	237
Subtotal power generation		341	570	127		327	631	277

Electricity distribution segment
Edenor	55.1%	68	(3)	(24)	51.8%	154	154	217
Adjustments & deletions[2]	100%	(1)	(0)	12	100%	(4)	(20)	(104)
Subtotal electricity distribution		67	(3)	(12)		150	134	113

Oil & gas segment
OldelVal		43	(12)	23		34	(10)	22
Non-controlling stake adjustment		(42)	12	(23)		(34)	9	(21)
Subtotal OldelVal adjusted by ownership	2.1%	1	(0)	0	2.1%	1	(0)	0

Pampa stand-alone, other companies, adjs. & deletions[2]	100.0%	71	879	(59)	100%	152	888	68
Subtotal oil & gas		72	879	(59)		153	887	68

Petrochemicals segment
Pampa Energía	100.0%	9	-	1	100.0%	8	-	2
Subtotal petrochemicals		9	-	1		8	-	2

Holding & others segment
Transener		83	2	44		109	22	43
Non-controlling stake adjustment		(61)	(1)	(32)		(80)	(16)	(32)
Subtotal Transener adjusted by ownership	26.3%	22	0	12	26.3%	29	6	11

TGS		265	241	81		276	332	132
Non-controlling stake adjustment		(192)	(174)	(59)		(205)	(246)	(98)
Subtotal TGS adjusted by ownership	27.6%	73	66	22	25.7%	71	85	34

Refinor		1	16	(1)		6	9	(9)
Non-controlling stake adjustment		(1)	(12)	1		(4)	(6)	7
Subtotal Refinor adjusted by ownership	28.5%	0	5	(0)	28.5%	2	2	(3)

Pampa stand-alone, other companies, adjs. & deletions[2]	100%	(1)	(18)	6	100%	(7)	(59)	181
Subtotal holding & others		95	54	39		94	34	224

Deletions	100%	-	(248)	-	100%	(1)	(305)	(1)
Total consolidated		583	1,252	96		731	1,383	683

Total adjusted by our share ownership		549	1,515	96		649	1,631	683

Note: 1 Absorbed by Pampa as from January 1, 2020. 2 The deletions correspond to other companies or inter-companies or debt repurchases. 3 Figures in nominal terms. Net debt includes holding companies. 4 Attributable to the owners of the company.

Pampa Energía ● Q3 20 Earning Release ● 24

3.7	Analysis of the quarter, by subsidiary and segment

Subsidiary In US$ million	Third quarter 2020				Third quarter 2019
	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]

Power generation segment
Diamante	61.0%	1	(17)	(0)	61.0%	3	(20)	6
Los Nihuiles	52.0%	1	(15)	(0)	52.0%	3	(21)	11
CPB[1]	100.0%	-	-	-	100.0%	7	43	(8)

Greenwind		7	95	(0)		6	110	(2)
Non-controlling stake adjustment		(3)	(47)	0		(3)	(55)	1
Subtotal Greenwind adjusted by ownership	50.0%	3	47	(0)	50.0%	3	55	(1)

CTBSA		44	258	23		41	313	33
Non-controlling stake adjustment		(22)	(129)	(11)		(21)	(157)	(16)
Subtotal CTBSA adjusted by ownership	50.0%	22	129	11	50.0%	21	157	16

Pampa stand-alone, other companies, adjs. & deletions[2]	100.0%	105	426	63	100%	93	418	142
Subtotal power generation		132	570	74		131	631	166

Electricity distribution segment
Edenor	55.1%	38	(3)	1	51.8%	57	154	(38)
Adjustments & deletions[2]	100%	(10)	(0)	(0)	100%	(12)	(20)	18
Subtotal electricity distribution		28	(3)	1		45	134	(20)

Oil & gas segment
OldelVal		14	(12)	7		13	(10)	10
Non-controlling stake adjustment		(14)	12	(7)		(13)	9	(10)
Subtotal OldelVal adjusted by ownership	2.1%	0	(0)	0	2.1%	0	(0)	0

Pampa stand-alone, other companies, adjs. & deletions[2]	100.0%	36	879	(13)	100%	52	888	15
Subtotal oil & gas		36	879	(13)		52	887	15

Petrochemicals segment
Pampa Energía	100.0%	7	-	6	100.0%	3	-	5
Subtotal petrochemicals		7	-	6		3	-	5

Holding & others segment
Transener		26	2	11		23	22	2
Non-controlling stake adjustment		(19)	(1)	(8)		(17)	(16)	(1)
Subtotal Transener adjusted by ownership	26.3%	7	0	3	26.3%	6	6	0

TGS		90	241	5		30	332	(26)
Non-controlling stake adjustment		(65)	(174)	(4)		(22)	(246)	19
Subtotal TGS adjusted by ownership	27.6%	25	66	1	25.7%	8	85	(7)

Refinor		(2)	16	(3)		1	9	(1)
Non-controlling stake adjustment		1	(12)	2		(1)	(6)	1
Subtotal Refinor adjusted by ownership	28.5%	(1)	5	(1)	28.5%	0	2	(0)

Pampa stand-alone, other companies, adjs. & deletions[2]	100%	(0)	(18)	6	100%	(2)	(59)	(44)
Subtotal holding & others		31	54	10		12	34	(50)

Deletions	100%	-	(248)	-	100%	-	(305)	-
Total consolidated		234	1,252	78		242	1,383	116

Total adjusted by our share ownership		216	1,515	78		212	1,631	116

Note: 1 Absorbed by Pampa as from January 1, 2020. 2 The deletions correspond to other companies or inter-companies or debt repurchases. 3 Figures in nominal terms. Net debt includes holding companies. 4 Attributable to the owners of the company.

Pampa Energía ● Q3 20 Earning Release ● 25

4.	Glossary of terms
Term	Definition
Q2 20/Q2 19	Second quarter of 2020/Second quarter of 2019
Q3 20/Q3 19	Third quarter of 2020/Third quarter of 2019
9M 20/9M 19	First nine months of 2020/First nine months of 2019
ADRs/ADSs	American Depositary Receipts
AR$	Argentine Pesos
Bbl	Barrel
Boe	Barrels of oil equivalent
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Argentine Wholesale Electricity Market Clearing Company)
CBs	Corporate Bonds
2023 CBs	Series T CBs issued in 2016 for US$500 million, due 2023 and interest rate of 7.375%
2027 CBs	Series I CBs issued in 2017 for US$750 million, due 2027 and interest rate of 7.5%
2029 CBs	Series III CBs issued in 2019 for US$300 million, due 2029 and interest rate of 9.125%
CCGT	Combined cycle gas turbine
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COD	Commercial operation date
COVID-19	Coronavirus disease
CPB	Piedra Buena Thermal Power Plant
CPD	Costo Propio de Distribución (Own Distribution Cost)
CPI	Consumer Price Index
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
DoP	Deliver or Pay
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
Est.	Estimated
Federal Government	Federal Government of the Republic of Argentina
FS	Financial Statements
FV	Face Value
FX	Nominal exchange rate
Greenwind	Greenwind S.A.
GWh	Gigawatt-hour
HIDISA	Diamante Hydroelectric Power Plant

Pampa Energía ● Q3 20 Earning Release ● 26

HINISA	Los Nihuiles Hydroelectric Power Plant
HMRT	Horas de Alto Requerimiento Térmico del Mes (Hours of the month with a high thermal demand)
HPPL	Pichi Picún Leufú Hydroelectric Power Plant
IFRS	International Financial Reporting Standards
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
kCal	Kilocalories
Libor	London InterBank Offered Rate
M3	Cubic meter
Mcf	Million cubic feet
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million British Thermal Unit
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
O/S	At equity ownership
OldelVal	Oleoductos del Valle S.A.
Pampa / the Company	Pampa Energía S.A.
Pampa Group	Pampa Energía S.A. and its subsidiaries
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEPE	Pampa Energía Wind Farm
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
PPI	Wholesale Domestic Price Index
RECPAM	Results from net monetary position
Refinor	Refinería del Norte S.A.
Res.	Resolution/Resolutions
RTI	Integral Tariff Review
SBR	Styrene Butadiene Rubber
SE	Secretariat of Energy
SEE	Under Secretariat of Electric Energy (former Secretariat of Electric Energy)
SGE	Former Government Secretariat of Energy (former Ministry of Energy)
SMEs	Small and Medium-sized Enterprises
ST	Steam turbine
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric Ton
ToP	Take or Pay
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
VAD	Distribution Added Value
VRDs	Debt Securities
WEM	Wholesale Electricity Market

Pampa Energía ● Q3 20 Earning Release ● 27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2020

Pampa Energía S.A.

By:	/s/ Gustavo Mariani
Name: Gustavo Mariani Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.